BELEZA LUXURY GOODS, INC.

5925 Kirby Drive, Suite E324
Houston Texas 77005

January 29, 2009

United States
Securities and Exchange Commission
H. Christopher Owings
Assistant Director

Dear Mr. Owings:

Re:          Beleza Luxury Goods, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 4, 2008
File No.  333-147141

We are writing in response to your comment letter of December 1, 2008.  Please see our corresponding responses below.

Risk Factors, page 2

1.  We have amended the risk factor titled “Potential of indebtedness and “Future Capital necessary…” to further discuss the reasons why these are material risks.

Interests of Named Experts and Counsel, page 14

2.  We have amended this section and removed reference to the previous auditor.

Management’s Discussion and Analysis of Plan of Operations, page 18
Liquidity

3.  We have disclosed that the cash raised from investing activity is from the loan paid back by the Company’s shareholder.

Industry Overview, page 21

4.  We updated our Industry Overview section and have provided new exhibits for the referenced information.  The reference material purchased from First Research is being filed as correspondence as it cannot be redistributed.

Certain Relationships and Related Transactions, page 24

5. We do not have this policy in writing.  Marcus Smith is sole director and officer and majority shareholder, therefore, has control that the policy is enforced.

 Financial Statements for Fiscal Quarter Ended June 30, 2008

6. We have updated our quarterly financial statements for the period ending September 30, 2008.

Telephone:  713.851.1121

BELEZA LUXURY GOODS, INC.

5925 Kirby Drive, Suite E324
Houston Texas 77005

7. We have addressed your comments below on our annual financial statements in our interim financial statements as applicable.

Statements of Operations.

8.  As requested by the staff we have made the required changes to read Basic Earnings/ (Loss) per Share as indicated in your comment.

Report of Independent Registered Public Accountant, page 39

9.  Our independent accounting firm has modified its report to address the issue raised in comment#9.

Financial Statements for Fiscal Year Ended March 31, 2008
Statements of Changes in Stockholders’ Equity, page 42

10.  We have corrected the discrepancies in the statement of equity as of March 31, 2007.  The statement now conforms to the amount on the balance sheet as of the same date.

Statements of Cash Flow, page 43

11.  In accordance with the comment we have identified the fiscal 2007 statement of cash flows as, “restated.”

12. We have revised the statement of cash flow to properly categorize the increase in due from shareholder as investing as opposed to financing activity.

Note 2 – Summary of Significant Accounting Policies, page 44
Loss Per Share, Page 46

13. We have revised our disclosure to reflect the warrants issued as part of the February 2007 private placement offering.

Note 4. Shipping and Handling Expenses, page 48

14.   We have revised the disclosure to indicate that shipping and handling expenses are included in general and administrative expenses

Note 5. Shareholders’ Equity, page 49

15. We have revised the disclosures so they conform to the amounts disclosed in the statement of stockholders’ equity.

Telephone:  713.851.1121

BELEZA LUXURY GOODS, INC.

5925 Kirby Drive, Suite E324
Houston Texas 77005

Note 6. Income Taxes, page 50

16. We concur with your conclusion that these amounts reflect primary liability against the shareholder as opposed to the corporation.  Therefore the financial statements for the years ended March 31, 2008 and 2007 have been restated to reflect the elimination of income tax liability

Exhibit

We have provided the new exhibits relating to reference material.

If you have any questions, please do not hesitate to contact me at 713.851.1121.

Yours truly,

Beleza Luxury Goods, Inc.

/s/ Marcus Smith

Marcus Smith
President

Telephone:  713.851.1121